UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               JSB Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46624M-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No.  46624M-10-0                13G                     Page 2 of 6 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

             Jamaica Savings Bank FSB Employee Stock Ownership Plan
                                IRS # 11-0918160
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                         Federally chartered stock savings institution's employee stock benefit plan organized in New York

--------------------------------------------------------------------------------
                           5           SOLE VOTING POWER

                                                 0
                         -------------------------------------------------------
 NUMBER OF                 6           SHARED VOTING POWER
   SHARES
BENEFICIALLY                                     0
  OWNED BY               -------------------------------------------------------
    EACH                   7           SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                        0
    WITH                 -------------------------------------------------------
                           8           SHARED DISPOSITIVE POWER

                                             1,044,322
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,044,322
--------------------------------------------------------------------------------
10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                 / /
--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.7% of 9,783,031 shares of Common Stock outstanding as of
     December 31, 1996
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

                                                EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 pages


                                    ITEM 1(a)
NAME OF ISSUER:     JSB Financial, Inc. ("Company")


                                    ITEM 1(b)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:    303 Merrick Road
                                                   Lynbrook, NY  11563

                                    ITEM 2(a)
NAME OF PERSON FILING:    Jamaica Savings Bank FSB
                          Personnel Benefits Committee

                                    ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:     c/o  Jamaica Savings Bank FSB
                                          303 Merrick Road
                                          Lynbrook, NY  11563


                                    ITEM 2(c)
CITIZENSHIP:    Federally chartered stock savings institution's employee stock benefit plan organized in New York.


                                    ITEM 2(d)
TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.01 per share
                               ("Common Stock").


                                    ITEM 2(e)
CUSIP NUMBER:    46624M-10-0


                                     ITEM 3
The person filing is an:
         (f) |X| Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act or 1974.


                                     ITEM 4
OWNERSHIP:

                  The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1996. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                                                               Page 4 of 6 pages


         (a) AMOUNT BENEFICIALLY OWNED. . . . .                    1,044,322

         (b) PERCENT OF CLASS . . . . . . . . . . . .              10.7%

         (c) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .            0

                  (ii) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .            0

                  (iii) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .            0

                  (iv) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .            1,044,322

                  The Plan was adopted by the Board of Directors of Jamaica Savings Bank FSB ("Bank"), a wholly-owned subsidiary of the Company, effective as of January 1, 1990, was amended and restated as of January 1, 1995, and is intended to be a tax-qualified plan under the Internal Revenue Code of 1986. The Plan is administered by the Personnel Benefits Committee ("Committee") of the Bank. The Committee currently consists of four officers of the Bank, and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

                  Pursuant to the written plan document governing the Plan ("Plan Document"), each Participant in the Plan ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted on all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Committee shares with the Trustee dispositive power over Common Stock held under the Plan as, pursuant to the Plan Document and Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if the Committee considers such action to be in the interests of the Participants. As of December 31, 1996, 1,026,696 shares of Common Stock had been allocated to Participant accounts, and 17,626 shares of unallocated Common Stock were held by the Plan.

                                                               Page 5 of 6 pages



                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:     Not applicable.


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.


                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.


                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:    Not applicable.


                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:    Not applicable.


                                     ITEM 10
CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               Page 6 of 6 pages


Date:    February 11, 1997


JAMAICA SAVINGS BANK FSB EMPLOYEE STOCK OWNERSHIP PLAN


By:      Personnel Benefits Committee of
           Jamaica Savings Bank FSB



By /s/ Park T. Adikes
   ---------------------------------
         Park T. Adikes
           Chairman



By /s/ Edward P.Henson
   ---------------------------------
         Edward P. Henson
           Member



By /s/ John J. Conroy
   ---------------------------------
         John J. Conroy
           Member



By /s/ Thomas R. Lehmann
   ---------------------------------
         Thomas R. Lehmann
           Member

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               JSB Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46624M-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP No.  46624M-10-0                13G                     Page 2 of 6 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

             Jamaica Savings Bank FSB Employee Stock Ownership Plan
                                IRS # 11-0918160
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                         Federally chartered stock savings institution's employee stock benefit plan organized in New York

--------------------------------------------------------------------------------
                           5           SOLE VOTING POWER

                                                 0
                         -------------------------------------------------------
 NUMBER OF                 6           SHARED VOTING POWER
   SHARES
BENEFICIALLY                                  17,626
  OWNED BY               -------------------------------------------------------
    EACH                   7           SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                        0
    WITH                 -------------------------------------------------------
                           8           SHARED DISPOSITIVE POWER

                                             1,044,322
--------------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             1,044,322
--------------------------------------------------------------------------------
10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                 / /
--------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.7% of 9,783,031 shares of Common Stock outstanding as of
     December 31, 1996
--------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

                                                EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


                                    ITEM 1(a)
NAME OF ISSUER:            JSB Financial, Inc. ("Company")


                                    ITEM 1(b)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:    303 Merrick Road
                                                   Lynbrook, NY  11563

                                    ITEM 2(a)
NAME OF PERSON FILING:     Jamaica Savings Bank FSB
                           Employee Stock Ownership Plan ("Plan") Trustee:
                           Marine Midland Bank

                                    ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:       Employee Benefit Trust Services
                                            250 Park Avenue
                                            New York, NY 10177


                                    ITEM 2(c)
CITIZENSHIP:    Federally chartered stock savings institution's employee stock benefit plan organized in New York


                                    ITEM 2(d)
TITLE OF CLASS OF SECURITIES:  Common stock, par value $.01 per share ("Common
                               Stock").


                                    ITEM 2(e)
CUSIP NUMBER:   46624M-10-0


                                     ITEM 3
The person filing is an:
         (f) |X| Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act or 1974.


                                     ITEM 4
OWNERSHIP:

                  The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1996. None of the shares set forth below constitute shares the

                                                               Page 4 of 6 pages


beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (a) AMOUNT BENEFICIALLY OWNED. . . . .                      1,044,322

         (b) PERCENT OF CLASS . . . . . . . . . . . .                10.7%

         (c) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .              0

                  (ii) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .              17,626

                  (iii) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .              0

                  (iv) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .              1,044,322

                  The Plan was adopted by the Board of Directors of Jamaica Savings Bank FSB ("Bank"), a wholly-owned subsidiary of the Company, effective as of January 1, 1990, was amended and restated as of January 1, 1995, and is intended to be a tax-qualified plan under the Internal Revenue Code of 1986. The Plan is administered by the Personnel Benefits Committee ("Committee") of the Bank. The Committee currently consists of four officers of the Bank, and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

                  Pursuant to the written plan document governing the Plan ("Plan Document"), each Participant in the Plan ("Participant") is entitled to direct the manner in which Common Stock held by the Plan and allocated to his or her account is voted on all matters on which shareholders of the Company may vote. Any unallocated Common Stock is generally required to be voted in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Trustee shares with the Committee dispositive power over Common Stock held under the Plan as, pursuant to the Plan Document and Trust Agreement, the Committee can direct the

                                                               Page 5 of 6 pages


Trustee to purchase or sell shares of Common Stock if the Committee considers such action to be in the best interests of the Participants. As of December 31, 1996, 1,026,696 shares of Common Stock had been allocated to Participant accounts, and 17,626 shares of unallocated Common Stock were held by the Plan.

                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:      Not applicable.


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends declared on Common Stock held by the Plan which has been allocated to the account of a Participant are also allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.


                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.


                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:      Not applicable.


                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:    Not applicable.


                                     ITEM 10
CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 6 of 6 pages

SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 7, 1997


JAMAICA SAVINGS BANK FSB EMPLOYEE STOCK OWNERSHIP PLAN


By:      Marine Midland Bank, as Trustee of
           Jamaica Savings Bank FSB Employee Stock Ownership Plan


By:               /s/ James Esposito
                  ----------------------------------

Name/Title:       James Esposito, Vice President
                  ----------------------------------